SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

CONTENTS

On March 3, 2025, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power Files Annual Report on Form 20-F for the Year Ended December 31, 2024, and Reports Significant Progress in Financial and Operational Results,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Eco Wave Power Global AB (publ), dated March 3, 2025, titled “Eco Wave Power Files Annual Report on Form 20-F for the Year Ended December 31, 2024, and Reports Significant Progress in Financial and Operational Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda Chief Financial Officer

Date: March 3, 2025

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